

02005919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48898

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WESTPARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2049 CENTURY PARK EAST, SUITE 3310
(No. and Street)

LOS ANGELES	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL EPSTEIN — (310) 843-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14/02
55

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL EPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTPARK CAPITAL, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO, FINANCIAL PRINCIPAL

Title

Notary Public

STEVEN J. RAPPAPORT
Comm. # 1263884
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires May 14, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPARK CAPITAL, INC.

REPORT PURSUANT TO RULE 17A-5(d)

YEAR ENDED DECEMBER 31, 2001

WESTPARK CAPITAL, INC.

TABLE OF CONTENTS


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WestPark Capital, Inc.

We have audited the accompanying statement of financial condition of WestPark Capital, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WestPark Capital, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 14, 2002


MSI

WESTPARK CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	269 894
Accounts receivable:		
Clearing broker		102 673
Other		125 449
Securities owned, at market value		8 439
Other assets		22 209
TOTAL ASSETS	**$**	**528 664**

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable	$	29 377
Accounts payable		17 901
TOTAL LIABILITIES		47 278
CONTINGENCIES (Note 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Preferred stock, no par value; 20,000 shares authorized; none issued	$	-
Common stock, no par value; 1,000,000 shares authorized; 8,800 shares issued and outstanding		783 016
Deficit		(301 630)
TOTAL SHAREHOLDER'S EQUITY		481 386
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**528 664**

The accompanying notes are an integral part of this statement.

WESTPARK CAPITAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Investment banking fees	$	922 022
Gain on investments		36 842
Commissions		340 931
Other		75 191
TOTAL REVENUE		1 374 986
EXPENSES:		
Management fees (Note 3)		596 026
Commissions and salaries		486 621
General and administrative expenses		158 702
Professional fees		16 192
Filing and regulatory fees		19 648
TOTAL EXPENSES		1 277 189
NET INCOME BEFORE INCOME TAX EXPENSE		97 797
Income tax expense (Note 4)		-
NET INOME	**$**	**97 797**

The accompanying notes are an integral part of this statement.

WESTPARK CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock			Total Shareholder's Equity
	Shares	Amount	Deficit	
BALANCES, December 31, 2000	8 800	$ 783 016	$ (399 427)	$ 383 589
Net income	-	-	97 797	97 797
BALANCES, December 31, 2001	**8 800**	**$ 783 016**	**$ (301 630)**	**$ 481 386**

The accompanying notes are an integral part of this statement.

WESTPARK CAPITAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	97 797
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivable from clearing broker		(28 734)
Increase in accounts receivable		(30 216)
Decrease in securities owned, at market value		8 749
Increase in other assets		(4 149)
Increase in commissions payable		10 459
Decrease in accounts payable		(12 122)
Net cash provided by operating activities and net increase in cash		41 784
CASH, BEGINNING OF YEAR		228 110
CASH, END OF YEAR	**$**	**269 894**

The accompanying notes are an integral part of this statement.

WESTPARK CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

WestPark Capital, Inc. (the "Company") is a Colorado Corporation which was formed on October 17, 1995. The Company currently operates as a registered broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of WestPark Holdings, LLC ("Parent").

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The carrying amounts of cash, receivable from clearing broker, accounts receivable, other assets, commissions payable and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at the December 31, 2001 quoted market price.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $332,462 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.14 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with its Parent. The agreement provides that certain overhead expenses are paid by the Parent. Management fees in the amount of $596,026 were incurred by the Company under this agreement during the year ended December 31, 2001.

Included in accounts payable at December 31, 2001 is $1,754 due to the Company's Parent.

NOTE 4 - INCOME TAXES

The Company's fiscal year end is June 30, 2001, at which time it had a net operating loss carryforward of approximately $322,000 which may be used to offset future taxable income. Of this carryforward, appproximately $180,000 expires in 2020 with the remainder expiring in 2021. The Company has an additional $11,000 of limited net operating losses expiring in 2010 through 2018 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. Net loss for financial reporting purposes differs from taxable income primarily due to timing differences relating to unrealized losses. These net operating loss carryforwards may result in future income tax benefits of $109,000 however, since realization is uncertain at the present time a valuation allowance in the same amount has been recorded. For the period ending June 30, 2001, the valuation allowance increased by $48,000.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's clients' activities through its clearing broker involve the execution, settlement, and financing of various client's securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2001 quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2001.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in a bank in excess of the federally insured amount of $100,000. The amount in excess of $100,000 is subject to loss should the bank cease doing business.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES (Concluded)

The Company is involved in litigation arising in the normal course of business that is in the preliminary stages. In this matter large and/or indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict or determine the final outcome at the present time.

SUPPLEMENTARY INFORMATION

WESTPARK CAPITAL, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

CREDIT:		
Shareholder's equity	$	481 386
DEBITS:		
Other receivables		125 449
Other assets		22 209
Total debits		147 658
Net capital before haircuts		333 728
Haircuts on securities		1 266
NET CAPITAL		332 462
Minimum requirements of 6-2/3% of aggregate indebtedness of $47,278 or $100,000, whichever is greater		100 000
EXCESS NET CAPITAL	**$**	**232 462**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	29 377
Accounts payable		17 901
	$	**47 278**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.14 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.


SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
WestPark Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of WestPark Capital, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WestPark Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing broker. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


MSI

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI).
A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of WestPark Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives except as described above in the preceding paragraph.

In addition, our review indicated that WestPark Capital, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 14, 2002